■ Sit Investment Associates, Inc. ■

Global Investment Outlook & Strategy

July 9, 2014

Executive Summary

Domestic equities had a strong month and quarter through June 30th, as the S&P 500 Index rose +2.1 percent and +5.2 percent, respectively. Fixed income markets, both taxable and municipal, edged up slightly in June and turned in solid performance for the quarter, increasing +2.0 percent and +2.6 percent, respectively. The MSCI EAFE Index rose +1.0 percent in June and +4.3 percent for the second quarter. Turning to the U.S. economy, the third estimate of first quarter real GDP growth was surprisingly weak at -2.9 percent, compared with the previous estimate of -1.0 percent. Despite what was an economically volatile first half of 2014, we believe the subpar economic recovery is still in place. The European economic recovery appears fragile, and we have a bias to the downside. We are moderately increasing our exposure to Japanese equities given the renewed progress on pro-growth reforms, signs of economic stability, and modestly attractive valuations. China's economy is showing signs of stabilization and, boosted by the supportive policy measures, Chinese stocks should slowly begin to rerate and reverse their underperformance. Taxable fixed income portfolios are positioned defensively against rising interest rates.
In municipal portfolios, we look to modestly shorten portfolio durations in anticipation of slightly higher rates. Domestic and international portfolios remain well-diversified in high quality growth-oriented companies.

UNITED STATES

Current Conditions: Fits and Starts Still Equal a Subpar Recovery Pace

Domestic equities had a strong month and quarter through June 30th, as the S&P 500 Index rose +2.1 percent and +5.2 percent, respectively. The Dow Jones Industrial Average rose +0.7 percent in June and +2.8 in the second quarter. The technology-heavy NASDAQ OTC Composite rose a strong +3.9 percent and +5.0 percent for the month and quarter, respectively.

Total Returns to 06/30/14

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
Large Cap				
S&P 500 Index	2.1%	5.2%	7.1%	24.6%
Dow Jones Ind'l Avg.	0.7	2.8	2.7	15.6
Russell 1000 Index	2.3	5.1	7.3	25.4
Small/Medium Cap				
NASDAQ OTC Comp.*	3.9	5.0	5.5	29.5
S&P MidCap Index	4.1	4.3	7.5	25.3
Russell 2000 Index	5.3	2.0	3.2	23.6
Fixed Income				
Barclays Agg. Bond Index	0.1	2.0	3.9	4.4
Barclays Muni Bond Index	0.1	2.6	6.0	6.1

*price only

Fixed income markets, both taxable and municipal, edged up slightly in June and turned in solid performance for the quarter increasing +2.0 percent and +2.6 percent, respectively. The adjacent table shows major benchmark returns and additional details are displayed in Exhibit A.

Despite mixed news on the economy, for the most part, June was a "risk-on" month for stocks. Performance for the month, quarter, year-to-date and longer periods continued to be led by stocks with lower quality ratings, as defined by the Merrill Lynch Quality Indices. This trend is vividly displayed in Exhibit B.

In a normal cycle, by historical standards, lower quality stocks perform best in the early stages of an economic recovery, as these companies tend to have the highest leverage to an economic snapback and the risk of recession is typically at its lowest. Exhibit C displays the phases of an economic cycle.

As a result of the Federal Reserve's accommodative monetary policy programs, collectively referred to as quantitative easing (QE), which have been put in place periodically to help stimulate the recovery, the stock market has responded by repeating the early recovery phase of the economic cycle. Investors continue to be less risk averse, as quantitative easing has been viewed as a safety net for both the economy and financial markets. This low level of risk aversion has caused investors to remain focused on lower quality companies because of the perceived safety net. The impact of these QE programs on the stock market is shown in Exhibit D.

Turning to the U.S. economy, recent reports have been decidedly mixed. The third estimate of first quarter real GDP growth was surprisingly weak at -2.9 percent, compared with the previous estimate of -1.0 percent. A large downward revision to personal consumption expenditures (PCE), as well as net exports, was only slightly offset by small upward changes to residential investment and business capital spending. These changes are shown in Exhibit E and the following table shows the dollar changes in the major components of real GDP over the past four quarters.

Spending on health care turned out to be much softer than originally estimated, and accounted for more than two-thirds of the decline in the final estimate of first quarter real GDP growth. In the first and second estimates of GDP growth, healthcare services spending was determined using information from Medicaid benefits and enrollment in insurance exchanges for the Affordable Care Act. The revisions in the third estimate came from the Census Bureau's Quarterly Services Survey, which should be a better estimate of actual spending.

DOLLARS (BIL) OF REAL GDP CHANGE

	2Q13 Final	3Q13 Final	4Q13 Final	1Q14 Final
Personal Con. Expenditures	$47.9	$52.3	$87.3	$27.7
Nonresid. Fixed Invs.	22.3	23.4	27.8	-5.9
Residential Invs.	15.9	12.1	-10.2	-5.2
Inventory Change	14.4	59.1	-4.0	-65.8
Net Exports	-2.1	4.6	37.0	-58.3
Government	-2.9	2.9	-38.9	-5.5
Residual	0.3	5.2	4.0	-5.1
Total	$95.8	$159.6	$103.0	-$118.1
% Change in Real GDP (ann.)	2.5%	4.1%	2.6%	-2.9%
% Change in Real Final Sales (ann.)	2.1%	2.5%	2.7%	-1.3%
% Change in GDP Deflator (ann.)	0.6%	2.0%	1.6%	1.3%

U.S. REAL PERSONAL CONSUMPTION EXPENDITURE PROJECTIONS

		Case 1 Index (+0.0%)	Annual. Qtrly. Change	Case 2 Index (+0.2%)	Annual. Qtrly. Change
	June Proj.	10888.10	1.2%	10909.88	1.4%
	May	10888.10		10888.10	
	Apr.	10896.70		10896.70	
	Mar.	10916.20	1.0%	10916.20	1.0%
	Feb.	10848.30		10848.30	
2014	Jan.	10813.10		10813.10	
	Dec.	10844.30	3.3%	10844.30	3.3%
	Nov.	10853.50		10853.50	
	Oct.	10796.50		10796.50	
	Sept.	10768.20	2.0%	10768.20	2.0%
	Aug	10745.40		10745.40	
	July	10718.90		10718.90	
	June	10707.70	1.8%	10707.70	1.8%
	May	10689.40		10689.40	
	April	10678.70		10678.70	
	Mar.	10674.20	2.3%	10674.20	2.3%
	Feb.	10643.50		10643.50	
2013	Jan.	10614.30		10614.30	
	Dec.	10602.40	1.7%	10602.40	1.7%
	Nov.	10593.40		10593.40	

May U.S. real consumer spending declined -0.1 percent, following on a decline of-0.2 percent in April. As a result of this weak start to the quarter, the quarterly rate of growth in PCE for the second quarter will mostly likely fall between +1.0 percent and +1.5 percent, assuming June spending stays in a range between no change and a +0.2 percent increase, as shown in the preceding table.

On the more positive side, the nonfarm payrolls report for June, released on July 3rd, showed that a robust 288,000 jobs were created, well above the median expectation of 213,000. Additionally, April and May data were revised up by an additional 29,000. Curiously, construction jobs were weaker than expected, while retail jobs, driven by hiring at auto dealerships, were much stronger than anticipated. The unemployment rate dropped from 6.3 percent to 6.1 percent for the month. At the same time, the labor force participation rate, while still near almost 40-year lows, was unchanged for the third month in a row and so did not contribute to the lower unemployment rate.

There was a puzzling contradiction between the first quarter spending levels on health care services and the recent hiring trends in the health care sector, as reported in the June employment report. The weakness in healthcare services spending was quite surprising and represents only the second time in the last seven years that first quarter spending on healthcare services was weaker than the fourth quarter of the previous year. Moreover, healthcare employment rose 21,000 in June and 75,000 in the second quarter, compared with an increase of 46,000 in the first quarter. We believe that the employment data is likely to be a more accurate reflection of current trends, and, as a result, we would not be surprised if first quarter real GDP growth is revised upward.

U.S. CPI TRENDS – PERCENT CHANGE

CPI for All Urban Consumers (not seasonally adjusted)

	All Items			Core
Period	3 Months Ann.	6 Months Ann.	Year-Over Year	Year-Over Year
January 2013	-1.8%	1.0%	1.6%	1.9%
February 2013	3.4	1.6	2.0	2.0
March 2013	5.5	1.2	1.5	1.9
April 2013	3.9	1.0	1.1	1.7
May 2013	1.3	2.4	1.4	1.7
June 2013	1.3	3.4	1.8	1.6
July 2013	1.8	2.9	2.0	1.7
August 2013	1.6	1.5	1.5	1.8
September 2013	1.1	1.2	1.2	1.7
October 2013	-0.1	0.9	1.0	1.7
November 2013	-1.4	0.1	1.2	1.7
December 2013	-1.9	-0.4	1.5	1.7
January 2014	0.6	0.3	1.6	1.6
February 2014	2.9	0.8	1.1	1.6
March 2014	5.6	1.8	1.5	1.7
April 2014	5.4	3.0	2.0	1.8
May 2014	5.3	4.1	2.1	2.0

Inflation, as measured by the headline Consumer Price Index for All Urban Consumers (CPI), rose +0.4 percent, compared with the consensus estimate of +0.2 percent. On a year-over-year basis, inflation has now crossed the 2 percent threshold, but is still within the Fed's targeted range. Core CPI, which excludes the more volatile food and energy sectors, rose +0.3 percent, its largest increase since August 2011. On a year-over-year basis, core CPI also increased and touched the 2 percent level in June. Although recent inflation trends have exhibited increases, at this

point, this should be good for the economy, particularly if it spills over to wages. While the Fed is clearly watching this data closely, we also believe that the Federal Open Market Committee (FOMC) is more focused on ensuring that the economy is on more solid footing. Nonetheless, we do not expect inflation to become a problem over the near to medium term. Recent trends in inflation are shown in the preceding table, and longer term trends are displayed in Exhibit F.

In summary, despite what was an economically volatile first half of 2014, we believe the subpar economic recovery is still in place. Although the latest consumer spending data points to weaker second quarter growth, the June jobs report suggests that a much more robust growth rate may occur. This, in combination with our suspicions about the most recent estimate of first quarter real GDP growth, leads us to leave our quarterly estimates for the remaining three quarters of 2014 unchanged. However, given the anemic first quarter result, this still yields a relatively slow annual growth rate of +1.6 percent for 2014, down from the previous level of +2.1 percent. The details of our key economic assumptions are shown in Exhibit G

MONETARY POLICY AND FIXED INCOME STRATEGY: QE ENDING, RATES TO RISE

Longer-dated U.S. Treasury yields fell modestly during the second quarter, and the yield curve flattened. Continued reductions in the Federal Reserve's asset purchase program (QE) and weak economic growth alleviated inflation fears, causing longer-dated U.S. Treasury yields to fall. Specifically, the 10-year and 30-year U.S. Treasury Bond yields ended the quarter at 2.53, and 3.36 percent, a decrease during the quarter of -19 and -20 basis points, respectively.

The Barclays Aggregate Bond Index return for the quarter was +2.0 percent. Corporate bonds were the best performing sector, primarily due to their longer duration and increased demand as investors continued to search for yield. Mortgage-backed securities were the next best performing sector, as a declining level of purchase activity from the Federal Reserve was offset by the low level of issuance thus far this year. Asset-backed securities were the worst performing sector, primarily due to their shorter duration.

TOTAL RETURNS TO 06/30/14

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
BARCLAYS INDEX				
AGGREGATE	0.1%	2.0%	3.9%	4.4%
Treasury	-0.1	1.4	2.7	2.0
Agency	0.0	1.2	2.2	2.3
Corporate	0.1	2.7	5.7	7.7
CMBS	0.2	1.3	2.6	4.2
Asset-Backed	0.0	0.8	1.3	1.8
Mortgage Pass-Through	0.3	2.4	4.0	4.7
5-Year Treasury	-0.2	1.2	1.9	1.7

Overall, we expect economic growth to continue its below-trend trajectory, yet adequate to justify a continued reduction in quantitative easing by the Fed, with asset purchases ending entirely late this year. Fed purchases have artificially held interest rates down, which we expect will reverse as these purchases end. As such, our strategies underweight U.S. Treasury bonds and overweight securities that minimize (or benefit from) the negative effects of rising interest rates, while emphasizing a yield advantage relative to the benchmark. We think the unusually high level of market complacency and potential volatility in GDP

reports will provide tactical trading opportunities in the coming months. Our forecast for U.S. Treasury interest rates is detailed in Exhibit H.

Despite a slight rise in June, tax-exempt yields ended the quarter lower across the yield curve. In addition, the tax-exempt yield curve continued to flatten during the quarter, as longer maturity yields declined more than short and intermediate maturity yields. Specifically, the 3-year AAA general obligation bond yield fell -14 basis points to 0.56 percent; the 5-year AAA general obligation yield fell -11 basis points to 1.20 percent; the 10-year AAA general obligation yield decreased -23 basis points to 2.26 percent, and the 30-year general obligation yield decreased -37 basis points to 3.28 percent. The long duration Bond Buyer 40-Bond Index ended the quarter with a yield of 4.52 percent, which compared to a yield of 4.75 percent at the beginning of the quarter and 5.13 percent at the beginning of the year.

Lower than average issuance volume, combined with demand from reinvestment and modestly positive funds flows continued to be the main driver of performance for tax-exempt bonds during the quarter. Longer duration outperformed shorter duration and, among investment grade bonds, lower credit quality outperformed higher credit quality. In addition, revenue bonds outperformed general obligation bonds. These trends were reflected in municipal industry sector returns, as the longer duration hospital sector provided the best return for the quarter at +3.57 percent, followed by the lower rated industrial revenue sector return of +3.12 percent. The electric revenue bond sector continued to lag, but still provided a +2.44 percent return for the quarter. Regarding credit quality, the Baa-rated sector return of +4.02 percent for the quarter was more than twice the return provided by the Aaa-rated sector.

We believe that tax reform proposals are unlikely to be made in front of the November midterm elections. Issuance volume is likely to remain subdued, as more financings are being privately placed by issuers with banks or other financial institutions and fiscal trends discourage new issuance.

TOTAL RETURNS TO 06/30/14

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
BARCLAYS INDEX				
MUNICIPAL	0.1%	2.6%	6.0%	6.1%
5-Year Municipal	0.1	1.3	2.3	4.0
Long (22+ years)	0.3	4.1	10.2	8.0
Revenue	0.1	2.9	6.6	6.5
Electric	0.1	2.4	5.6	4.8
Hospital	0.3	3.6	7.9	7.9
IDR/PCR	0.2	3.1	7.6	8.2
General Obligation	0.0	2.2	5.3	5.8
Muni Aaa	0.0	2.0	4.2	5.1
Muni Aa	0.1	2.4	5.4	6.2
Muni A	0.2	2.9	7.0	7.0
Muni Baa	0.3	4.0	9.8	4.6

Recent developments in Puerto Rico are creating volatility in the tax-exempt bond market. On June 28th, the Governor of Puerto Rico announced that he signed into law Puerto Rico's local bankruptcy statute authorizing a debt-restructuring court procedure for state-run corporations, officially known as the Puerto Rico Public Corporation Debt Enforcement and Recovery Act ("Recovery Act"). The Recovery Act's main purpose is to provide a clear legislative framework for certain public corporations that are experiencing severe financial stress to

overcome their financial obstacles through an orderly, statutory process that allows them to handle their debts fairly and equitably, while ensuring the continuity of essential services to citizens and infrastructure upgrades.

As explained in the legislation, not all public corporations are eligible for the Recovery Act. Among the government entities specifically excluded are: the Commonwealth; the seventy eight municipalities of the Commonwealth; the Government Development Bank (GDB) and its subsidiaries, affiliates, and ascribed entities; and the Puerto Rico Sales Tax Financing Corporation (COFINA), along with an extensive list of other entities. Of these, the Commonwealth, GDB and COFINA are, by far, the largest issuers of outstanding debt. The three major corporations that are eligible include PREPA (Electric Power Authority), PRASA (Aqueduct & Sewer Authority) and PRHTA (Highways & Transportation Authority), which account for almost $18 billion of the $73 billion in total government and agency debt outstanding.

The rating agencies all responded by significantly lowering their credit ratings on most eligible public corporations. Moody's Investors Service went even further by also significantly downgrading several entities that had been ring-fenced from the legislation, citing the Commonwealth's "new preference for shifting fiscal pressures to creditors." In the meantime, bond funds managed by OppenheimerFunds and Franklin Templeton Investment have filed suit, claiming the Recovery Act is unconstitutional. The ratings downgrades and greater uncertainty surrounding many of the Puerto Rico issuers have created considerable selling pressure in many of these Puerto Rico credits, which may continue for some time. Sit Investment Associates' client portfolios generally have little exposure to these credits, so the impact on performance should be small.

As a result of the revisions to their credit ratings and outlook in Puerto Rico, Moody's revised its credit outlook on two bond insurers to negative, while also affirming their ratings: Assured Guaranty Corp (AGC), which is rated A3, and National Public Finance Guarantee (NATL), which was upgraded from Baa1 to A3 stable in May 2014. This change in ratings outlook essentially removes the likelihood of NATL returning to the new issue market in the near term. As part of the same review, Moody's affirmed its A2 rating and stable outlook on Assured Guaranty Municipal Corp. (AGM and formerly FSA), which is the primary insurer for new issues insured by Assured Guaranty Ltd.

With regard to our tax-exempt investment strategy, as supply is expected to remain light, we believe that our longer-than-portfolio benchmark durations will be rewarded in the near term. The yield curve remains historically steep, with the spread between 2-year and 30-year maturity general obligation bonds at 300 basis points, down from 329 basis points at the beginning of the quarter. In addition, relative yield valuations for intermediate and longer duration revenue bonds remain attractive, while valuations on shorter duration bonds are richly valued. Nonetheless, we look to continue to modestly shorten portfolio durations in anticipation of slightly higher rates as the subpar economic recovery progresses and the Fed concludes its quantitative easing later in the year.

We remain focused on securities that provide a high level of interest income, which is the primary source of returns over longer term cycles. In particular, revenue bonds continue to offer attractive yields on an after-tax basis, and we remain focused on those sectors with stable to growing demand fundamentals, (i.e., single-family housing, senior housing and hospitals with dominant market share). In addition, revenue bonds typically

offer higher yields than comparably rated general obligation bonds, yet have much less exposure to pressure from employee costs, such as pension and other post-employment benefits (OPEB) liabilities.

We also continue to look for security structures which provide added yield without additional credit risk, (e.g., callable bonds, sinking fund or convertible coupon bonds). Where allowed, tax-exempt closed-end bond funds, with yields still in excess of +6 percent and discounts greater than -6 percent, remain attractive, particularly as borrowing costs should remain low in the near term. We remain focused on lower investment grade-rated bonds (A and Baa), as we believe there is room for credit spreads to narrow. Tax-exempt portfolios are highly diversified, both geographically and on an issue basis, to help manage credit risk.

INTERNATIONAL

EUROPE

CURRENT CONDITIONS: RECOVERY IN EUROPE IS FRAGILE

While we are hopeful the economy in Europe will remain on a positive trajectory, we are becoming more concerned that growth may be stalling, as recent economic data has been mixed. Our concerns center on moderating manufacturing and services data, stagflation/deflation, and European Central Bank (ECB) commentary on additional easing and stimulus, possibly indicating slowing growth. Yet, there are some bright spots that remain. Unemployment, while still high at 11.7 percent in Europe, peaked in 2013 and continues to decline, while wages are modestly accelerating. Additionally, business confidence remains elevated.

The downturn in the Purchasing Managers' Index (PMI) in 2014 may be an indicator of slower growth in the Euro Area. The latest PMI Flash report was 52.8. This reading indicates expansion, but the composite index has clearly rolled over, especially on the manufacturing front. The Barclays PMI GDP indicator points to slightly slower 2nd quarter GDP growth. We currently estimate Euro Area GDP growth of +1.1 percent in 2014 and +1.5 percent in 2015, with a downside bias for both estimates. On the other hand, the PMI in the UK continues to strengthen. GDP growth in the UK is estimated to be much higher at +3.0 percent in 2014 and +2.5 percent in 2015. Exhibit I illustrates the PMI divergence. This stronger growth prompted hawkish commentary by Bank of England Governor Carney
suggesting that rates may go up earlier than financial markets anticipated. This spooked the UK market and caused some recent downward pressure. Exhibit J displays our key economic assumptions by region.

While there has been stabilization within the last couple of quarters, bank lending within the Euro Area remains constrained, and small and medium-sized enterprises continued to cite access to credit as an ongoing concern. European banks have benefited from declining funding costs over the last year. However, they continue to conservatively manage their balance sheets in the face of an uncertain economic recovery, ongoing litigation risks, and increasing capital requirements. While intended to restore confidence in the European banking system, the ECB's Asset Quality Review and European Banking Authority's stress tests will also likely keep a cap on loan growth until the results are released later this year.

As expected, the ECB cut its main refinancing rate on June 5th by -10 basis points to 0.15 percent, the first move since November 2013. Additionally, they cut the deposit rate to -0.15 percent. This means that banks will actually have to pay to have their money held by the ECB. This move is intended to encourage banks to lend money rather than to hold onto it. While we do not believe the decision to introduce a negative deposit rate, in and of itself, will be a meaningful catalyst for loan growth, the ECB announced a number of other measures intended to increase liquidity including: targeted longer-term refinancing operations, the suspension of SMP sterilization, and preparatory work related to outright purchases of asset-backed securities.

JAPAN

CURRENT CONDITIONS: IMPROVEMENT TAKING HOLD

Prime Minister Abe's push for pro-growth reforms, the so-called "Third Arrow," has picked up pace in recent months, an improvement from the discouragingly slow pace of reform that has been witnessed over the past year. The administration has introduced a range of new initiatives to further the reforms, chief among them being a reduction in corporate tax rates to below 30 percent. At the same time, the government has expanded previously introduced measures, such as those aimed to encourage increased female participation in the labor force. The progress made on the corporate governance front has been particularly encouraging in our view. A range of measures to encourage more transparent corporate governance, improve capital allocation, and improve returns on capital are having an impact, with some corporations already announcing new capital allocation plans and increased shareholder returns.

Though the pace of reforms has improved, the longer run success of these measures remains uncertain. There are clearly puts and takes when examining reform proposals individually, and the question of whether the reforms are drastic enough remains open to debate. Labor market reform is an example, as the administration has been willing to make marginal reform efforts, such as extending the duration of existing foreign worker programs, but measures to create a more fluid labor market with a more open immigration policy remain lacking. Government bureaucracy remains an additional hurdle that could interfere with the full implementation of the proposed reforms. However, Mr. Abe's continued popularity should aid in advancing the measures, as shown in Exhibit K. At this time, we believe the key point is that the pace of progress has improved.

Japan's economy appears to be weathering the impact of the +3 percentage point hike in the consumption tax rate that took effect April 1. The economy will likely contract in the second quarter, following growth in the first quarter, inflated by pulled forward demand. However, indicators suggest a return to growth in the second half of the year as several data points, including retail sales, manufacturer surveys, and consumer confidence readings have improved, following April declines. In addition, the employment situation remains stable with unemployment low and job offers continuing to outpace applicants. To be sure, not all sectors are rebounding, as an export recovery remains lacking. However, taken as a whole, these indicators suggest the economy is finding its footing following the tax hike, and they provide some assurance that the worst-case scenario of a sustained contraction has been avoided. We continue to look for modest growth economic growth this year, as shown in Exhibit J.

ASIA EX-JAPAN

CURRENT CONDITIONS: POLICY-DRIVEN STABILIZATION IN CHINA

China's economy slowed to +7.4 percent year-over-year growth in first quarter 2014 from +7.7 percent in fourth quarter 2013. However, thanks to a series of growth stabilization measures introduced in early April (shown in Exhibit L), together with gradually improving external demand, there appears to be a stabilization of economic growth, as suggested by the latest macro data. In the coming quarters, while a weak property market is likely to continue to add downward pressure to the economy, more policy adjustment is expected. As a result, we are keeping our estimate of +7.0 percent to +7.5 percent real GDP growth for this year. In the medium term, as China continues to rebalance its economic structure away from investment-driven toward consumption-driven, we expect economic growth to remain muted.

China's housing market has cooled down since the start of the year. With its large contribution to the overall economy, there is concern about what a meltdown in the property market would mean for China's economy, as Exhibit M displays. In our view, while a cyclical downturn in the property market is ongoing, especially for lower-tier cities, an outright collapse remains a low probability event, as rising urbanization, increasing disposable income, and further room for housing upgrades by individuals suggest lasting robust end demand, as shown in Exhibit N. Even if a sharper than expected downturn in the property market were to occur, the chance of a systemic crisis should still be relatively low, given low household leverage and available fiscal and monetary policy tools.

As part of the growth stabilization measures, the People's Bank of China announced a target Reserve Requirement Ratio (RRR) cut in mid-April for rural financial institutions and later expanded the target RRR cut to qualified commercial banks. Monetary conditions have improved, as evidenced by the continued rebound of M2 growth, stabilizing total social financing and lower interbank interest rates. While significant policy easing is less likely in the short term, targeted easing should continue, as inflation remains subdued and downward pressure from the property market warrants continued action to ensure a stable macro environment. Fiscal policy is expected to be more expansionary, as the Ministry of Finance called for faster spending in late May, offering another stimulant for growth.

Australia's economic transition from resource-based to consumer-related continues. First quarter 2014 GDP grew +3.5 percent year-over-year. However, this strong economic growth has not resulted in strong income growth, and domestic demand growth remains weak. May's headline employment report was anemic, a decline of -4,800. Housing data has also been lackluster, as April's housing finance commitments were flat month-over-month and building approvals fell -5.6 percent. There has been little growth in the number of owner-occupier housing loans since last year.

South Korea's economy is expanding, but at a slower pace. The economy grew +3.9 percent year-over-year in first quarter 2014, supported by private consumption, gross fixed capital formation, and total exports. Private consumption had been growing +1 percent to + 2 percent since late 2011 and is now showing signs of improvement. Household debt has stabilized weaker spending, while bank loans increased in May, led by small and medium-sized enterprises. We expect the gradual recovery among

domestic consumers, in addition to developed markets' demand, to support South Korea's export and GDP growth.

REST OF WORLD

CURRENT CONDITIONS: SLOW RECOVERY CONTINUES IN BRAZIL AND MEXICO

Mexico's economy grew a slower-than-expected +1.1 percent year-over-year in first quarter 2014, led by manufacturing. Consumer spending remains weak, in addition to exports. The economy has not been able to gain traction due to slower growth from the United States, Mexico's main trading partner. Mexico's Central bank has cut its forecast for 2014 GDP growth to +2.3 percent. Furthermore, the government's ambitious structural reforms of opening up the energy sector to private investment and shaking up the domestic telecom and media empires are stuck in the Lower House and Senate. Moreover, President Pena's big infrastructure projects have yet to occur. In an effort to help stimulate growth, the Banco de Mexico cut its key interest rate -50 basis points to 3.0 percent.

Economic growth remains dismal in Brazil. First quarter 2014 GDP growth was +0.2 percent quarter-over-quarter. Most infrastructure projects outside the World Cup have not happened. Industrial production fell -0.3 percent month-over-month in April, its second decline in a row, and retail sales fell -0.4 percent. Brazil's inflation rate remains elevated, as June inflation was +6.4 percent year-over-year, near the upper limit target of +6.5 percent. The central bank raised interest rates +25 basis points to 11.0 percent during the quarter.

GLOBAL EQUITY INVESTMENT STRATEGY:

AS IN *GROUNDHOG DAY* WILL THE LOOP FINALLY BE BROKEN?

United States

The U.S. economy remains trapped in a loop that is rather reminiscent of the movie *Groundhog Day*. As discussed earlier, the economy is stuck between the early recovery and maturing growth phases of the economic cycle displayed in Exhibit C. Like Bill Murray's character, Phil Connors, each morning (FOMC meeting) the members of the FOMC wake up and replay the same scenario. In an effort to extricate the economy from this interminable loop, the Federal Reserve has implemented five distinct quantitative easing programs, as shown in Exhibit D.

Unlike Phil Connors, who learns the details of the loop in which he is stuck so as to master every moment possible, it is, unfortunately, less clear that Federal Reserve has been able to achieve even a fraction of Phil's success. On the contrary, the Federal Reserve and the economy remain in relatively uncharted waters. However, this period of monetary stimulation cannot continue indefinitely, and, in fact, at the Fed's present pace of decreasing asset purchases will end by the middle of this fall.

Once this occurs, this should indicate that at the least the Federal Reserve believes the economy has successfully exited this replaying loop. This will allow the economic recovery to progress through the maturing growth stage that favors sectors such as energy, materials, industrials, and electronic technology, as outlined in Exhibit C.

Sit Investment Associates' client portfolios remain well-diversified in high quality growth-oriented companies. Client portfolios also emphasize the sectors mentioned above, which should perform well once the maturing growth stage of the economy is entered. This overweight should also benefit from a capital spending cycle by businesses that we believe is overdue.

For sectors like energy, a variety of new opportunities that derive from increased domestic oil production are creating the need for significant capital spending on infrastructure. For other industries, a long period of underinvestment has created the need for a significant increase in spending on new infrastructure. Exhibits O shows the underinvestment in capital spending relative to GDP, and Exhibit P displays how U.S. companies are gaining share of global capex spending.

While we are quite confident that portfolios are positioned optimally to take advantage of the transition just described, there is still a risk that the timing of this transition will be markedly different than anticipated. There is also a much smaller risk that the economy could short circuit and head back into a recession. These potential scenarios merit the use of a barbell strategy to hedge this risk. Although the two scenarios have quite divergent results, we believe that the healthcare sector can provide a good buffer against both possibilities, as such we remain overweight this group.

With respect to valuation, as shown in Exhibit Q the 12-month forward price-earnings multiple is 16.4 times. While this level can be described as within the range of fair value, we expect that further upside will no longer come from multiple expansion as it did in 2013, but rather must come from earnings growth.

As the Fed winds down QE and the prospects for an exit from the economic version of *Groundhog Day* approach, investors should return their focus to high quality, fundamentally strong, growth-oriented companies that comprise Sit Investment Associates' client portfolios. In aggregate, these companies are poised to deliver strong earnings growth at attractive valuations relative to their benchmarks, as shown in Exhibit R.

International

The European economic recovery appears fragile and even with only modest economic growth projections, we have a bias to the downside. Despite this, European markets outside of the peripheral countries, as a whole, edged up in the 2nd quarter. Valuations remain around the same level as last quarter; with the European market trading around 14 times forward earnings. This is in line with its historical average. Breaking down the European market, the UK market trades slightly cheaper to that of the Euro Area, but that is also in line with historical trading patterns, as shown in Exhibit S.

European companies remain flush with cash and earnings estimates continue to rise. Even though profitability currently lags that of other developed markets, such as the US, we see room for earnings upside as European companies become leaner and better utilize their balance sheets. In addition, European companies continue to have a hefty average dividend yield of 3

percent and we believe there is room for continued growth, given the strong corporate cash positions.

Our strategy remains focused on high quality, cash generative companies that have strong sales and earnings growth. Attractive stocks include higher beta companies that can capitalize on a global recovery. Some of our preferred groups include: cyclicals, financials, and domestic consumption sectors. Europe continues to be a large absolute weight in the international and global portfolios. Emphasis remains on companies with exposure outside of Europe. Within Europe, we are slightly reducing exposure to the UK, as we are concerned rising rates will put a damper on equity market performance. In the rest of Europe, our exposure is unchanged, as ECB easing should continue to support equity markets, and growth in non-euro area countries continues to be relatively healthy.

Although overall exposures remain relatively unchanged, we are slightly changing the mix of securities. The key shift is decreasing the underexposure in the utilities sector, where portfolios are significantly underweight, as well as pursuing more investment ideas in Germany. German stocks, as a whole, have underperformed Europe thus far this year and are now one of the least expensive markets. If the European economy does indeed slow, some German companies may be less exposed as their exposure to other regions of the world, such as emerging markets, is higher than the rest of Europe.

The environment for Japanese equities has marginally improved in recent months as Prime Minister Abe has renewed the push for pro-growth structural reforms, and the domestic economy appears to be weathering the consumption tax hike that went into effect at the beginning of April. In combination with modestly appealing valuations, we believe Japanese equities appear more attractive. However, this incremental improvement comes against the backdrop of still significant structural issues and the uncertainty of the success of Prime Minster Abe's policy agenda in the longer term.

Japanese equities have lagged developed market peers for the majority of the first half of 2014. Global fund managers have reduced exposure to Japanese equities over frustration with the slow pace of reform measures, concern over the impact of the consumption tax hike, and disappointment with the lack of additional easing by the Bank of Japan. However, estimated earnings for Japanese corporations have seen only modest downward revisions, making valuations more attractive on the margin. In what we believe to be a continued environment of slow and modest domestic growth, we continue to favor multinational and export-oriented companies that benefit from stronger demand in overseas markets, as well as defensive consumption stocks that will likely perform well in a subdued demand environment.

We are moderately increasing our exposure to Japanese equities, given the renewed progress on pro-growth reforms, signs of economic stability, and modestly attractive valuations. However, we remain significantly underweight overall, due to our continued concern about the health of the Japanese economy in the longer run. A declining population, elevated government debt levels, ongoing fiscal deficits, and a current account nearing a sustained deficit all remain substantial obstacles to the economy. While Prime Minister Abe's policy agenda has made progress, it remains far from ensuring sustained economic growth in the long run.

In China, our investment strategy remains focused on high quality companies with strong sales and earnings growth, leading

market positions, and strong balance sheets. Our favored sectors include: consumer stocks, banks, and commodity-related companies.

China's economy is showing signs of stabilization, and boosted by the supportive policy measures, Chinese stocks should slowly begin to rerate and reverse their underperformance. On a fundamental basis, though earnings revision sentiment has trended down notably since the end of last year, the deterioration has slowed recently.

Valuations are inexpensive, as MSCI China trades at a 12-month forward price-to-earnings multiple of 8.9 times, roughly one standard deviation below historical averages. In a global context, MSCI China is at a -27 percent discount to MSCI Asia Pacific Japan and -19 percent discount to MSCI EAFE. China's equity market has been in a trading range over the last three years, as shown in Exhibit T. However, while some improvement may occur, the possibility of a significant rerating remains low, given the structural concerns mentioned previously, such as credit risks and the property market slowdown.

A summary of our current investment view by geographic area is displayed in the following table:

GLOBAL STRATEGY

Region/Country	Sentiment Gauge
North America	+
Euroland	o
United Kingdom	-
Rest of Europe	o
Greater China	o
Japan	+/o
Rest of Asia	o
Latin America	-
Africa/Middle East	o

Exhibit A

■ Sit Investment Associates ■

Securities Markets

Equities	6/30/14	5/30/14	3/31/14	12/31/13	12/31/12	One Month	Three Months	Six Months	18 Months
Dow Jones Industrials	16826.60	16717.17	16457.66	16576.66	13104.14	+0.7%	+2.2%	+1.5%	+28.4%
S&P 500	1960.23	1923.57	1872.34	1848.36	1426.19	+1.9	+4.7	+6.1	+37.4
NASDAQ OTC Composite	4408.18	4242.62	4198.99	4176.59	3019.51	+3.9	+5.0	+5.5	+46.0
Fixed Income									
U.S. Treasury									
2-Year Notes	0.46	0.38	0.42	0.38	0.25	+8 b.p.	+4 b.p.	+8 b.p.	+21 b.p.
5-Year Notes	1.63	1.54	1.72	1.74	0.72	+9	-9	-11	+91
10-Year Notes	2.53	2.48	2.72	3.03	1.76	+5	-19	-50	+77
30-Year Bonds	3.36	3.33	3.56	3.97	2.95	+3	-20	-61	+41
AA Industrial									
Intermediate Maturity	3.23	3.23	3.52	3.65	2.51	--	-29	-42	+72
Long Maturity	4.17	4.22	4.45	4.72	3.91	-5	-28	-55	+26
Mortgages									
Current Coupon GNMA (3.50%)	2.98	2.94	3.23	3.43	2.05	+4	-25	-45	+93
Municipals									
Bond Buyer 40-Bond Index	4.52	4.50	4.75	5.13	4.10	+2	-23	-61	+42
Short Term									
Fed Funds	0.10	0.09	0.08	0.08	0.16	+1	+2	+2	-6
Primary Discount Rate *	0.75	0.75	0.75	0.75	0.75	--	--	--	--
Prime Rate	3.25	3.25	3.25	3.25	3.25	--	--	--	--
3-Mo.Bill-Bid Disc.	0.04	0.04	0.05	0.07	0.05	--	-1	-3	-1

* Primary Credit Discount Rate; effective 1/9/03.

E-06/14 063014
PP-107T.DOC

Exhibit B

■ Sit Investment Associates ■

Slowing Growth Historically Favors Quality, But not Recently


Average Performance by Quality During Periods of Profit Deceleration - 1986 to 2010*
30%
25%
20%
15%
10%
5%
0%
A+
A
A-
B+
B
B-
C&D


2-Year Gross Performance by Quality as of 6/30/2014
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
A+
A
A-
B+
B
B-
C&D

MLQS Quality Indices (BofAML US Universe approx 1300 stks)	1 M	3 M	6 M	12 M	YTD	2 Year Performance Gross	Anlzd
A+	0.69	3.15	3.91	17.36	3.91	35.34	16.33
A	1.64	3.40	5.22	19.90	5.22	43.03	19.60
A-	1.45	3.75	4.89	20.66	4.89	46.28	20.95
B+	2.65	3.49	5.86	21.93	5.86	50.34	22.61
B	4.14	5.88	9.61	26.03	9.61	55.75	24.80
B-	2.87	4.04	6.18	25.42	6.18	58.44	25.87
C&D	8.57	7.65	13.43	40.32	13.43	77.25	33.13
Not Ranked	5.35	3.68	8.60	23.68	8.60	57.24	25.40
B+ or Better	2.09	3.50	5.43	20.98	5.43	46.94	21.22
B or Worse	4.79	4.57	8.62	26.07	8.62	58.74	25.99

Source: Bank of America/Merrill Lynch and Sit Investment Associates, Inc., June 30, 2014

Exhibit C

■ Sit Investment Associates ■

What Sectors Work Throughout An Economic Cycle



Defensives:
Staples
Utilities
Healthcare
Early Cyclicals:
Retail
Semis
Bio Tech
Emerging Tech
..leaves us between these two phases.
Stronger growth + low inflation...
Late Cyclicals:
Industrials
Energy
Materials
Tech Hardware
Early Defensives:
Staples
Telecom
Healthcare
Defensive Tech
Late Slowdown (Recession)
Early Recovery
Maturing Growth
Early Slowdown
Basic Business Cycle Rotation

Source: ISI Group, May 12, 2014

Exhibit D

■ Sit Investment Associates ■

Is Quantitative Easing Lifting The Stock Market?



S&P 500
1979.21 -6.23 -0.31% 8:54:00 AM VWAP:
High: 1985.59 Low: 869.32 Chg: 124.65%
S&P 500 - Price
2,000
1,800
1,600
1,400
1,200
1,000
800
'10
'11
'12
'13
'14
QE1 +47%
QE2 +10%
Operation Twist
+16%
Operation Twist
Extension and
QE3 +5%
QE4 (QE Infinity)
+44%

Source: Factset Research Systems and Sit Investment Associates, Inc., July 3, 2014

G:\Support\Exhibits\E-06/14

Exhibit E

■ Sit Investment Associates ■

Real GDP Change

Dollars (Bill) of Real GDP Change	1Q11 Rev.	2Q11 Rev.	3Q11 Rev.	4Q11 Rev.	1Q12 Rev.	2Q12 Rev.	3Q12 Rev.	4Q12 Rev.	1Q13 Rev.	2Q13 Final	3Q13 Final	4Q13 Final	1Q14 Adv.	1Q14 Pre.	1Q14 Final
Personal Consumption Exp.	$52.3	$37.6	$53.0	$61.2	$74.7	$49.0	$44.2	$43.8	$59.2	$47.9	$52.3	$87.3	$80.8	$82.9	$27.7
Nonresid. Fixed Invs.	-4.0	41.2	69.7	42.3	26.5	21.2	1.4	45.5	-22.9	22.3	23.4	27.8	-10.4	-8.0	-5.9
Residential Invs.	1.6	2.5	5.7	11.3	21.0	5.8	14.3	20.2	13.7	15.9	12.1	-10.2	-7.2	-6.3	-5.2
Inventory Change	-36.1	20.9	-53.9	91.6	8.6	-32.4	20.4	-69.9	34.9	14.4	59.1	-4.0	-24.3	-62.7	-65.8
Net Exports	1.0	18.2	4.4	-20.8	15.5	3.9	-1.2	24.4	-10.2	-2.1	4.6	37.0	-31.6	-36.1	-58.3
Government	-59.5	-9.6	-19.2	-11.5	-10.4	2.2	25.3	-50.0	-31.4	-2.9	2.9	-38.9	-3.6	-5.8	-5.5
Residual	-4.8	1.4	-8.7	4.1	3.6	-3.6	1.9	-8.4	1.0	0.3	5.2	4.0	0.6	-3.4	-5.1
Total	-$48.4	$117.3	$50.8	$180.0	$139.5	$46.1	$106.3	$5.6	$44.3	$95.8	$159.6	$103.0	$4.3	-$39.4	-$118.1
% Change in Real GDP (ann.)	-1.3%	3.2%	1.4%	4.9%	3.7%	1.2%	2.8%	0.1%	1.1%	2.5%	4.1%	2.6%	0.1%	-1.0%	-2.9%
% Change in Real Final Sales (ann.)	-0.3%	2.4%	3.0%	2.1%	3.4%	2.2%	2.2%	2.2%	0.2%	2.1%	2.5%	2.7%	0.7%	0.6%	-1.3%
% Change in GDP Deflator (ann.)	1.6%	2.6%	2.5%	0.5%	2.0%	1.8%	2.1%	1.4%	1.7%	0.6%	2.0%	1.6%	1.3%	1.3%	1.3%

Source: Bureau of Economic Analysis, U.S. Department of Commerce, June 25, 2014

G:\Support\Exhibits\E-06/14

Exhibit F

■ Sit Investment Associates ■

Broad-Based Inflation Measures Remain Controlled


Consumer Price Inflation
Year-over-year change in prices paid by consumers
All Items
Core Rate
All: +2.1%
Core: +2.0%
15
13
11
9
7
5
3
1
-1
-3
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14


Producer Price Inflation
Year-over-year change in prices paid for finished goods by manufacturers
All Items
Core Rate
All: +2.0%
Core: +2.0%
22
20
18
16
14
12
10
8
6
4
2
0
-2
-4
-6
-8
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14

Source: Bureau of Labor Statistics and Bloomberg, June 13 & 17, 2014

Exhibit G

■ Sit Investment Associates ■

Economic Assumptions

	2012				2013				2014E			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1QA	2Q	3Q	4Q
Quarterly Data (% Change)												
Real GDP (New) (Qtr. to Qtr. Ann.)	3.7	1.2	2.8	0.1	1.1	2.5	4.1	2.6	-2.9	4.0	2.6	2.6
S&P 500 Reported Profits (Year-over-Year)	7.4	-2.8	-6.3	0.0	5.2	15.0	16.1	28.2	2.7	11.4	15.3	8.4
Consumer Price Index (Year-over-Year)	2.8	1.9	1.7	1.9	1.7	1.4	1.6	1.2	1.4	2.1	2.3	3.2
Levels (Quarterly Average)												
Unemployment Rate	8.2	8.2	8.0	7.8	7.7	7.5	7.2	7.0	6.7	6.2	6.2	6.1
Prime Rate	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3
13-week Treasury Bills-Disc.	0.1	0.1	0.1	0.1	0.1	0.0	0.0	0.1	0.0	0.0	0.3	0.6
10-year Treasury Bonds-Yield	2.0	1.8	1.6	1.7	1.9	2.0	2.7	2.7	2.8	2.6	2.7	3.1

Source: Sit Investment Associates, Inc., July 3, 2014

Exhibit H

■ Sit Investment Associates ■

Expected Range Of Future Fixed Income Returns

From June 30, 2014

Risk Level/ Representative Issue	Interest Rate Forecast	6 Months Terminal Yield	6 Months Total Return	1 Year Terminal Yield	1 Year Total Return	3 Yrs (Ann. Return) Terminal Yield	3 Yrs (Ann. Return) Total Return
Low Risk							
2 yr. Constant Mat. Tsy.	Pessimistic	1.50%	-1.8%	2.50%	-3.5%	4.00%	-1.8%
Present YTM 0.46%	Most Likely	0.75	-0.3	1.25	-1.1	3.00	-1.2
	Optimistic	0.13	0.9	0.50	0.4	2.00	-0.5
Intermediate Risk							
5 yr. Constant Mat. Tsy.	Pessimistic	2.75	-4.4	3.50	-6.9	5.00	-3.4
Present YTM 1.63%	Most Likely	2.25	-2.1	2.50	-2.4	4.00	-1.9
	Optimistic	1.00	3.9	1.00	4.7	3.00	-0.4
Medium Risk							
10 yr. Constant Mat. Tsy.	Pessimistic	4.00	-10.8	4.50	-13.2	5.50	-5.2
Present YTM 2.53%	Most Likely	3.50	-4.8	3.75	-7.5	4.50	-2.7
	Optimistic	2.50	1.5	2.50	2.8	3.50	-0.1
High Risk							
30 yr. Constant Mat. Tsy.	Pessimistic	5.00	-23.7	5.50	-27.9	6.00	-9.6
Present YTM 3.36%	Most Likely	4.00	-9.4	4.50	-15.3	5.00	-5.2
	Optimistic	3.00	8.8	3.00	10.5	4.00	-0.2

Source: Sit Investment Associates, Inc.

G:\Support\Exhibits\E-06/14

EXHIBIT I

■ SIT INVESTMENT ASSOCIATES ■

EURO AREA AND U.K. PMI DIVERGENCE

Euro area: PMI indices



LT average: 52.8
LT average: 53.0
LT average: 52.8
PMI composite output
PMI headline services index
PMI manufacturing output
64
60
56
52
48
44
40
10
11
12
13
14
15

Euro area: PMI-based GDP indicator (% q/q)



% q/q
Barclays Q2 14 GDP f.c.
Q2 14 GDP est. based on Jun "flash" PMI
Real GDP
Barclays PMI-based GDP indicator
1.5
1.0
0.5
0.0
-0.5
-1.0
-1.5
10
11
12
13
14
15

U.K. Manufacturing output and PMI



index
% 3m/3m
65
60
55
50
45
40
35
30
4
2
0
-2
-4
-6
-8
05
06
07
08
09
10
11
12
13
14
Manufacturing PMI
Manufacturing output (rhs)

SOURCE: BARCLAYS RESEARCH, JUNE 23, 2014 AND JUNE 10, 2014

G:\Support\Exhibits\E-06/14

Exhibit J

■ Sit Investment Associates ■

Global Economic Assumptions

	GDP GROWTH				INFLATION			
	2013A	2014E	2015E	2013-2017 (5 Yr CAGR)	2013A	2014E	2015E	2013-2017 (5 Yr AVG)
Global Economy	**2.6%**	**2.7%**	**3.1%**	**2.9%**	**2.5%**	**2.5%**	**2.8%**	**2.7%**
United States	1.9	1.6	2.5	2.2	1.5	2.1	2.5	2.2
Euro Area	(0.4)	1.1	1.5	1.0	1.3	0.7	1.3	1.2
United Kingdom	1.7	3.0	2.5	2.4	2.0	1.5	2.0	1.9
Japan	1.5	1.0	1.0	1.1	0.4	0.9*	0.9*	0.8
Asia Ex Japan	6.3	6.0	6.2	6.2	3.8	3.6	3.7	3.7
Latin America	2.5	2.2	2.7	2.6	7.6	8.0	8.2	8.0

* Exlcuding the impact of consumption tax increase effective April 1, 2014 and assumed 2 percentage point increase effective October 1, 2015

10-Year Bond Yields

	2012	2013	2014	
	12/31A	12/31A	6/30A	12/31E
United States	1.8%	3.0%	2.5%	3.5%
Euro (Germany)	1.3	1.9	1.2	1.5
Japan	0.8	0.7	0.6	1.0
United Kingdom	1.8	3.0	2.7	3.5

Exchange Rates

	2012	2013	2014	
	12/31A	12/31A	6/30A	12/31E
Euro ($/)	1.32	1.37	1.37	1.40
Japan (¥/$)	87	105	101	105
UK ($/£)	1.63	1.66	1.71	1.75

Source: Bloomberg, The World Bank and Sit Investment Associates, Inc, July 2, 2014

G:\Support\Exhibits\E-06/14

EXHIBIT K

■ SIT INVESTMENT ASSOCIATES ■

REASONS TO BE MORE OPTIMISTIC ON JAPAN

Abe Remains in Position to Implement Difficult Reforms



Approval rating (%)
90
80
70
60
50
40
30
20
10
0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
Number of months since taking office
Koizumi '01-06
Abe (2nd) '13-
Obuchi '98
Abe (1st) '06-07
Noda '11-12
Kan '10-11
Aso '08-09
Mori '00

Fund Managers Have Lessened Exposure to Japan



Asset Allocation: JP Equities
80
60
40
20
0
-20
-40
180
160
140
120
100
80
2005
2006
2007
2008
2009
2010
2011
2012
2013
FMS Net% say OW JP Equities
JP Performance vs World

SOURCE: CREDIT SUISSE, JUNE 20, 2014 AND BANK OF AMERICA/MERRILL LYNCH, MAY 13, 2014

Exhibit L

■ Sit Investment Associates ■

A Series of Growth Stabilization Measures in China

Stimulus measures in 2014

Dates	Areas	Content
2014/04/02	Social housing/shanty town, railway construction and SMEs	The State Council cut tax for SMEs and lifted social housing investment for 2014
2014/04/02	Railway	State Council decided to establish railway development funds and aimed to raise RMB200-300bn each year
2014/04/09	Railway	China Railway Corporation raised its planned railway investment to RMB 720 bn from RMB 700 bn
2014/04/18	New energy	Premier Li vowed to launch a number of new energy projects in the first meeting of State Energy Commission
2014/04-2014/05	Ultra-high voltage	Various projects are approved for construction
2014/04/22	RRR cut for rural banks	Cut by 200 bps
2014/05/04	Railway	China Railway Corporation raised its planned railway investment to RMB 800 bn from RMB 720 bn. Meanwhile, 64 new railway construction projects would be started instead of the original 48
2014/05/15	Foreign trade	The State Council vowed to speed up tax rebate to support exports
2014/05/21	Social housing	PBoC was reported to have conducted RMB300bn relending to support shanty-town renovation
2014/05/21	Water-conservation Project	The State Council decided to accelerate the construction of 172 water-conservation projects
2014/06/01	Taxation	Telecommunication industry included in VAT tax reform
2014/06/06	Agriculture	PBoC was reported to have conducted RMB100bn relending to support agriculture sector
2014/06/09	RRR cut for qualified financial institutions	50bp RRR cut for commercial banks that meet the agriculture and SME loan requirements and other finance, financial leasing and auto loan companies
2014/06/11	Foreign trade	PBoC announced more policies to support exports
2014/06/11	Fiscal spending	Fiscal spending surged 25% in May

Source: Various media, Macquarie Research, June 2014

Source: Macquarie Research, July 1, 2014

EXHIBIT M

■ SIT INVESTMENT ASSOCIATES ■

EFFECTS OF A SAGGING CHINESE PROPERTY MARKET


Housing is contributing to a greater share of China's GDP.
China
Direct housing construction
2006
6%
2013
10
Indirect housing construction
2
7
Housing wealth effect*
2
5
U.S.
Direct housing construction
6%
3
Indirect housing construction
4
2
Housing wealth effect*
12
3
A slump in China's home sales may derail other sectors...
Year-over-year change†
100%
80
60
40
20
0
-20
2013
'14
...such as spending on construction and renovation.
Year-over-year change†
30%
25
20
15
10
2013
'14
*Willingness to spend based on perceptions of wealth †January and Fenbruary data are combined into a single month
Sources: Moody's Analytics (housing); WSJ calculations from data from National Bureau of Statistics (home sales); National Bureau of Statistics (construction)
The Wall Street Journal

SOURCE: THE WALL STREET JOURNAL, JULY 1, 2014

Exhibit N

■ Sit Investment Associates ■

<u>Chinese Residential Housing End Demand Should Still Be Robust</u>


Demographic effect
Starting population
Population growth rate
Very slow: about 0.5% (projected to 2020)
Total population
Boosted by urbanization
Urbanization rate
Govt target 60%@2020 (vs. 54%@2013)
Urban population
Replacement effect
Replacement demand
Low penetration of modern housing (less than 50%)
Units demand
GFA demand
GDP per capita (PPP, IMF data)
Negatively correlated
Occupants per household
Negatively correlated
Positively correlated
GFA per capita
Avg unit size
Wealth effect
IMF projects China GDP per capita to continue to grow steadily
Source: Goldman Sachs Global Investment Research.

Source: Goldman Sachs, June 23, 2014

Exhibit O

■ Sit Investment Associates ■

U.S. Capex Should Rebound in 2014

Capex spending went from accounting for 30% of GDP from 2010-mid 2012 to just 8% since then and a mere 3% in the last two quarters…



Investment in equipment and software: contribution to GDP growth
percentage points
Real Gross Domestic Product
SAAR, %Chg
6
4
2
0
-2
10
11
12
13
Source: RBC US Economics / Haver Analytics /Haver Analytics

Source: RBC Capital, January 9, 2014

Exhibit P

■ Sit Investment Associates ■

U.S. Gaining Share of Global Capex Dollars


U.S. OPERATING RATE
Mar : 79.2%


ISI Company Survey Of U.S. Capital Spending Plans
% MORE minus % LESS 2014: +33%
U.S. Nominal Capex Y/Y %
(Right Axis) 2013: +3.9%

ISI Company Surveys

Is the U.S. winning a greater share of your capex spending relative to recent history?

	% Yes
May 2012	27%
Nov 2012	33%
Jun 2013	38%
Nov 2013	51%


U.S. Energy Production
Petroleum Liquids & Nat Gas
Millions of Barrels per Day
12 Mo. Avg. Nov 21.5

Source: ISI Group, April 28, 2014

Exhibit Q

■ Sit Investment Associates ■

Inflation and S & P 500 Multiples

Data through June 30, 2014



29X
27X
25X
23X
21X
19X
17X
15X
13X
11X
9X
7X
5X
P/E Ratio
15%
13%
11%
9%
7%
5%
3%
1%
-1%
-3%
62
64
66
68
70
72
74
76
78
80
82
84
86
88
90
92
94
96
98
00
02
04
06
08
10
12
P/E
Standard Deviation
Current Valuation
Average P/E
Standard Deviation
Consumer Price

Note: Operating EPS used to calculate P/E after 12/84; last month CPI is estimated. The current valuation of 16.42x is based on 2014 est. operating EPS of $119.40

Source: Standard & Poor's, Bureau of Labor Statistics, Sanford Bernstein, and Sit Investment Associates, Inc.

G:\Support\Exhibits\E-06/14

Exhibit R

■ Sit Investment Associates ■

Equity Characteristics

June 30, 2014

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Russell 1000 Growth	S&P 500
Earnings Outlook - Strong Growth [1]						
2014 Projected Gain	+19.0%	+19.8%	+17.7%	+11.6%	+20.7%	+13.1%
2015 Projected Gain	+15.9%	+18.2%	+20.8%	+10.6%	+18.5%	+13.9%
5-Year Projected Growth	+14.2%	+16.3%	+16.8%	+10.4%	+15.0%	+11.6%
Dividend Yield						
Total Fund	+1.5%	+0.9%	+0.6%	+2.4%	+1.5%	+2.0%
Implied Return						
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+15.6%	+17.1%	+17.3%	+12.6%	+16.4%	+13.5%
Wtd Avg Price/Earnings Ratio [2]						
FY1 Calendar P/E	19.2x	23.8x	28.6x	16.7x	22.2x	18.8x
FY2 Calendar P/E	18.7x	22.3x	24.8x	15.1x	20.9x	17.3x
Median Price/Earnings Ratio [2]						
FY1 Calendar P/E	17.7x	19.3x	20.5x	17.3x	19.7x	17.9x
FY2 Calendar P/E	15.3x	16.8x	17.6x	15.1x	17.1x	16.0x
Average P/E-to-5-Year Earnings Growth Ratio						
FY1 Calendar PEG	1.6x	1.5x	1.7x	1.8x	1.8x	1.9x
FY2 Calendar PEG	1.4x	1.4x	1.5x	1.7x	1.5x	1.7x
Wtd Avg Mkt Cap ($ Million)	$101,699	$17,839	$6,319	$92,479	$110,579	$125,686

Footnotes:

(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%

(2) Excludes stocks with P/E over 200x

Source: FactSet Research Systems, Russell Investments and Sit Investment Associates, Inc.

Exhibit S

■ Sit Investment Associates ■

European Valuation In Line With Historical Averages


NTM P/E: Europe
25
23
21
19
17
15
13
11
9
7
5
Dec-87
Dec-91
Dec-95
Dec-99
Dec-03
Dec-07
Dec-11
Source: IBES, MSCI, Datastream, Morgan Stanley Research


MSCI UK and Europe ex UK - Price to Earnings
35
30
25
20
15
10
5
0
Europe ex UK
UK
70
75
80
85
90
95
00
05
10
Source: MSCI, Morgan Stanley Research

Source: Morgan Stanley Research, June 2, 2014 and June 20, 2014

Exhibit T

■ Sit Investment Associates ■

Chinese Equities Have Been Range Trading for the Past 3 Years


HSCEI Index Level
fPE: 10.7X
tPB: 2.2X
RSI: 71.5
+14%
-41%
fPE: 10.3X
tPB: 2.0X
RSI: 33.4
fPE: 8.7X
tPB: 1.6X
RSI: 67.0
+46%
fPE: 5.9X
tPB: 1.1X
RSI: 25.6
fPE: 9.2X
tPB: 1.5X
RSI: 66.2
-24%
fPE: 7.1X
tPB: 1.2X
RSI: 29.7
+35%
-27%
fPE: 6.4X
tPB: 1.0X
RSI: 13.5
+30%
fPE: 7.8X
tPB: 1.3X
RSI: 67.2
-20%
fPE: 6.3X
tPB: 0.9X
RSI: 37.2
+13%
fPE: 7.0X
tPB: 1.1X
RSI: 63.5
14000
13000
12000
11000
10000
9000
8000
7000
6000
Dec-10
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12
Jun-12
Sep-12
Dec-12
Mar-13
Jun-13
Sep-13
Dec-13
Mar-14
Jun-14
Average chg or peak/trough levels

	# of obs.	# of days	Change	fPE	tPB	RSI
Up	4	127	31%	9.1x	1.6x	68.0
Down	4	157	-28%	6.4x	1.1x	24.8
Current	**-**	**90**	**13%**	**7.0x**	**1.1x**	**63.5**

Source: Bloomberg, I/B/E/S.

Source: Goldman Sachs, June 23, 2014